FORM OF THE AMENDMENT TO JOHN HANCOCK FUNDS, LLC SELLING AGREEMENT
                                 (Broker/Dealer)

WHEREAS, John Hancock Funds, LLC and _________________ ("Participating Broker/Dealer") are parties ("the Parties") to a Selling Agreement dated _______________; and

WHEREAS, the Selling Agreement section entitled "Termination, Amendment, Assignment" permits amendment of the Selling Agreement by John Hancock Funds, LLC at any time upon written notice of such amendment and specifies that such amendment shall be deemed to have been accepted upon Participating Broker/Dealer's action of placing an order or accepting payments of any kind after the effective date and receipt of notice of any such amendment; and

WHEREAS, the Parties wish to conform to the requirements of the Investment Company Act of 1940, rule 22c-2;

NOW THEREFORE, in consideration of the foregoing and the mutual promises set forth below, the Parties agree as follows:

     1. Effective October 16, 2006, the language in the Selling Agreement section entitled "Frequent Exchanges" shall be deleted and, in its place shall be substituted the following:

     To the extent that you are an "Intermediary" within the meaning of Investment Company Act of 1940, rule 22c-2, the following shall apply:

     1. Agreement to Provide Information. Intermediary agrees to provide the Fund, upon written request, the taxpayer identification number ("TIN"), if known, of any or all Shareholder(s) of the account and the amount, date, name or other identifier of any investment professional(s) associated with the Shareholder(s) or account (if known), and transaction type (purchase, redemption, transfer, or exchange) of every purchase, redemption, transfer, or exchange of Shares held through an account maintained by the Intermediary during the period covered by the request.

          A) Period Covered by Request. Requests must set forth a specific period, not to exceed 90 days from the date of the request, for which transaction information is sought. The Fund may request transaction information older than 90 days from the date of the request as it deems necessary to investigate compliance with policies established by the Fund for the purpose of eliminating or reducing any dilution of the value of the outstanding shares issued by the Fund.


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          B)   Form and Timing of Response. Intermediary agrees to transmit the requested information that is on its books and records to the Fund or its designee promptly, but in any event not later than three business days, after receipt of a request. If the requested information is not on the Intermediary's books and records, Intermediary agrees to use reasonable efforts to: (i) promptly obtain and transmit the requested information; (ii) obtain assurances from the accountholder that the requested information will be provided directly to the Fund promptly; or (iii) if directed by the Fund, block further purchases of Fund Shares from such accountholder. In such instance, Intermediary agrees to inform the Fund whether it plans to perform (i), (ii) or (iii). Responses required by this paragraph must be communicated in writing and in a format mutually agreed upon by the parties. To the extent practicable, the format for any transaction information provided to the Fund should be consistent with the NSCC Standardized Data Reporting Format.

          C) Limitations on Use of Information. The Fund agrees not to use the information received for marketing or any other similar purpose without the prior written consent of the Intermediary.

     2. Agreement to Restrict Trading. Intermediary agrees to execute written instructions from the Fund to restrict or prohibit further purchases or exchanges of Shares by a Shareholder that has been identified by the Fund as having engaged in transactions of the Fund's Shares (directly or indirectly through the Intermediary's account) that violate policies established by the Fund for the purpose of eliminating or reducing any dilution of the value of the outstanding Shares issued by the Fund.

          A) Form of Instructions. Instructions must include the TIN, if known, and the specific restriction(s) to be executed. If the TIN is not known, the instructions must include an equivalent identifying number of the Shareholder(s) or account(s) or other agreed upon information to which the instruction relates.

          B) Timing of Response. Intermediary agrees to execute instructions as soon as reasonably practicable, but not later than five business days after receipt of the instructions by the Intermediary.

          C) Confirmation by Intermediary. Intermediary must provide written confirmation to the Fund that instructions have been executed. Intermediary agrees to provide confirmation as soon as reasonably practicable, but not later than ten business days after the instructions have been executed.


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     3.   Definitions. For purposes of this paragraph:

          A) The term "Fund" includes the fund's principal underwriter and transfer agent. The term not does include any excepted funds" as defined in SEC Rule 22c-2(b) under the Investment Company Act of 1940. *

* As defined in SEC Rule 22c-2(b), the term "excepted fund" means any: (1) money market fund; (2) fund that issues securities that are listed on a national exchange; and (3) fund that affirmatively permits short-term trading of its securities, if its prospectus clearly and prominently discloses that the fund permits short-term trading of its securities and that such trading may result in additional costs for the fund.


          B) The term "Shares" means the interests of Shareholders corresponding to the redeemable securities of record issued by the Fund under the Investment Company Act of 1940 that are held by the Intermediary.

          C) The term "Shareholder" means the beneficial owner of Shares, whether the Shares are held directly or by the Intermediary in nominee name.

          D) The term "written" includes electronic writings and facsimile transmissions.

     2. Except as specifically set forth herein, all other provisions of the Selling Agreement shall remain in full force and effect.



         Dated:                             JOHN HANCOCK FUNDS, LLC


                                            By: _________________________
                                            Keith Hartstein, CEO


ICI/SIA
December 22, 2005